FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 24, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu

Report on the full year 2010 results of Magyar Telekom

Public targets achieved, some signs of recovery

Budapest — February 24, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the full year of 2010, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                 Revenues were down by 5.3%, from HUF 644.0 bn to HUF 609.6 bn, in 2010. Retail voice revenues, both fixed and mobile, are declining in all three countries, coupled with a decline in Hungarian data revenues. These declines were partly offset by growing Hungarian TV, mobile Internet, and System integration/IT revenues. The appreciation in the Hungarian forint had a negative effect on the revenue contribution from international subsidiaries (the forint strengthened on average by 1.5% both relative to the Macedonian Denar and the Euro in 2010). The sale of Orbitel in January 2010 caused further HUF 2.4 bn revenue fallout last year.

•                 EBITDA declined by 14.5%, from HUF 249.1 bn to HUF 213.0 bn, with an EBITDA margin of 34.9%. Underlying EBITDA, which excludes investigation-related costs, severance payments and accruals, and related provision reversals, as well as the telecom tax, decreased by 5.5% to HUF 248.3 bn. Underlying EBITDA margin, also excluding the telecom tax, was 40.7% in 2010 compared to 40.8% in 2009. This almost flat EBITDA margin reflects the strong cost-cutting measures shown in employee related and other operating expenses.

Details of special influences, telecom tax and EBITDA performance (HUF bn)	Q4 2009	FY 2009	Q4 2010	FY 2010
Investigation-related costs	1.3	6.4	0.3	2.3
Severance payments and accruals, provision reversals	8.3	7.4	4.0	6.1
Total Special Influence	9.6	13.8	4.3	8.4
Telecom tax	0	0	27.0	27.0
EBITDA	46.8	249.1	26.0	213.0
Underlying EBITDA, also excluding telecom tax	56.4	262.8	57.3	248.3

•                  Based on a decision of the Parliament of the Republic of Hungary on October 18, 2010, Magyar Telekom is required to pay a telecom tax on Hungarian telecommunications revenues. The 2010 tax liability for Magyar Telekom Group was HUF 27.0 bn, accounted as other operating expenses in the Q4 financials. The tax advance payment in Q4 2010 amounted to HUF 27.7 bn.

•                  Profit attributable to owners of the parent company (net income) decreased by 17.1%, from HUF 77.6 bn to HUF 64.4 bn. The decline was driven by the EBITDA decline, partly offset by lower net financial expenses and income tax. The decline in net financial expenses was due to a significantly lower average interest rate and the lower average net debt level. The significant decline in income tax expense was due to a HUF 14.6 bn decrease in deferred taxes related to tax law changes in Hungary (corporate income tax rate to decrease from 19% to 10% from 2013) and lower current taxes due to the removal of the solidarity tax in Hungary from 2010, partly offset by the Macedonian tax law changes that took effect from July 2010.

•                 Net cash generated from operating activities declined from HUF 193.8 bn to HUF 164.7 bn. The lower EBITDA was coupled with higher working capital needs driven by several items, including higher advances, tax receivables and lower cash inventory sales, partly counterbalanced by lower external trade receivables. These negative trends were partly offset by lower interest and other financial charges and income tax paid. Interest and other financial charges declined compared to 2009 driven by a significantly lower effective interest rate. Income tax paid decreased mainly due to the removal of the solidarity tax in Hungary and the tax shield from the telecom tax.

•                  Investment in tangible and intangible assets (CAPEX) decreased by HUF 10.1 bn to HUF 91.8 bn in the full year of 2010 compared to 2009. Of total CAPEX, HUF 18.2 bn is related to the Consumer Services Business Unit, HUF 3.3 bn to the Business Services Business Unit, HUF 6.4 bn to Group Headquarters and HUF 44.0 bn to the Technology Business Unit. In Macedonia and Montenegro, CAPEX spending was HUF 15.2 bn and HUF 4.6 bn, respectively.

•                  Free cash flow, defined as operating cash flow and investing cash flow adjusted for proceeds from / payments for other financial assets, declined from HUF 82.0 bn in 2009 to HUF 77.5 bn in 2010. Operating cash flow was down by HUF 29bn mainly driven by the telecom tax advance payment of HUF 27.7bn. The lower CAPEX spending, adjustments to cash purchases and lower amount spent on the purchase of subsidiaries and business units could not fully offset the lower operating cash flow.

•                  Net debt increased from HUF 269.4 bn to HUF 289.4 bn by the end of 2010 compared to the end of 2009 as the total dividend payment exceeded the free cash flow level. The net debt ratio (net debt to total capital) was 32.7% at the end of 2010.

Christopher Mattheisen, Chairman and CEO commented: “We are pleased to report that our revenue and underlying EBITDA, also excluding telecom tax, registered more moderate declines than the previously guided 6-8% and 7-9% drop for 2010. Revenues were down by 5.3% and EBITDA, defined above, declined by 5.5%, which resulted in an almost flat EBITDA margin thanks to the strong focus on cost efficiency. In line with our target, our CAPEX decreased by 10% year-on-year as a result of savings of HUF 10 bn. Despite a telecom tax advance payment of HUF 28 bn, our free cash flow declined by only HUF 5 bn. These results also support our view that the Hungarian economy has started to recover and we continue to see positive signs in customer spending.

The promising trends can mostly be observed in the Hungarian residential market: mobile usage clearly increased in 2010 and churn due to non-payment significantly declined in the last quarters. The number of mobile subscribers returned to growth in 2010 after a slight drop in 2009. The growth in the number of TV customers and mobile internet subscribers remains unbroken. In addition, we successfully implemented further cost cutting measures, notably in employee-related and other operating expenses. The stronger than expected results are, however, also driven by the lower than expected impact of government austerity measures in 2010. As indicated earlier, rather than taking one big hit in 2010, the impact will be spread over several years.

The above trends and impacts make us believe that our revenues will decline by 3-5% and the EBITDA by 4-6% this year, excluding special influences and the telecom tax. In addition, we are aiming for a further around 5% reduction in CAPEX spending.”

Q4 2010 results analysis

Group

•                 Revenues declined by 3.9% in Q4 2010 compared to the same quarter in 2009. This was due to the declining fixed and mobile retail voice revenues coupled with lower SI/IT revenues, which were down on the very strong results reported in Q4 2009.  Wholesale mobile revenues in Hungary were affected by two termination fees cuts introduced in January and December of 2010. These could not be fully offset by the higher TV and mobile broadband revenues. The declining trend in fixed line Internet revenues stopped and showed a slight increase in the fourth quarter, which had a small, but positive effect on revenues.

•                  EBITDA was down by 44.4% mainly due to the telecom tax. Underlying EBITDA, also excluding telecom tax, increased by 1.6% in the fourth quarter of 2010 thanks to cost cutting initiatives aimed at reducing marketing, consultancy, material and maintenance expenses. EBITDA margin, calculated from the above EBITDA, increased to 36.5% in Q4 2010, from 34.5% in Q4 2009.

Consumer Services Business Unit (CBU)

Revenues before inter-segment elimination fell by 1.3% to HUF 80.8 bn and EBITDA increased by 1.4% to HUF 42.3 bn in the fourth quarter of 2010 compared to the last quarter of 2009. The EBITDA margin grew from 51.0% to 52.4% driven by the lower employee related expenses which was mainly thanks to efficiency improvements and only partly due to lower severance-related expenses. Underlying EBITDA declined by 0.8% and the underlying EBITDA margin was 53.2%.

•                  Fixed line revenues declined by 5.9% to HUF 31.2 bn in Q4 2010, driven by lower voice revenues as mobile substitution and migration towards IP-based solutions resulted in increased customer erosion, putting pressure on both average tariff levels and traffic volume. Although declining tariffs and migration towards lower priced packages puts pressure on Internet revenues, these increased by 1.0% as the number of broadband customers increased by 11.3% to reach nearly 663,000 by year-end. Growth in the TV customer base remained strong at 18.8% resulting in an increase in TV revenues of 8.7%. The number of total TV customers was nearly 749,000 by the end of the fourth quarter with growth driven by both the satellite TV and the IPTV service.

•                  Mobile revenues increased by 2.0% to HUF 49.5 bn in the fourth quarter. The slight increase in the customer base, higher usage and the steady increase in the portion of postpaid customers successfully counterbalanced the unfavorable impact of lower effective tariff levels. Voice wholesale revenues were negatively impacted by two 16% cuts in mobile termination fees effective from January and December 2010, respectively. Non-voice revenues showed a 13.9% increase thanks to the 49.8% increase in mobile broadband subscriptions supporting the growth in mobile Internet revenues. The inactivity ratio within T-Mobile’s customer base showed a steady decline throughout the year. At 4.9%, it was the lowest among the three mobile service providers by the year-end. T-Mobile’s market share, based on active customers, increased to 44.8% and its total number of active customers was up by 2.0%.

Business Services Business Unit (BBU)

Revenues before inter-segment elimination were down by 10.0% to HUF 42.7 bn while EBITDA decreased by 11.3% to HUF 17.6 bn in the fourth quarter of 2010. The EBITDA margin was 41.3%. Excluding special influences, underlying EBITDA was down by 13.6% and the margin declined to 43.2%, reflecting the strong drop in high-margin voice revenues.

•                  Fixed line revenues were down by 10.7% to HUF 10.9 bn as business customers and the public sector reduced their telecommunications spending. Fixed line voice revenue erosion remained high, coupled with significant price pressure, which was also prevalent in other product categories.

•                  Mobile revenues decreased by 5.2% to HUF 16.9 bn driven primarily by declining average tariff levels that could not be offset by higher levels of usage and the slight increase in our customer base. Furthermore, wholesale voice revenues were negatively affected by two cuts in mobile termination fees effective from January and from December 2010, respectively. To preserve profitability, in addition to cost cutting measures, the acquisition cost per new customer was also cut by 27.2%.

•                  SI/IT revenues were down by 14.5% to HUF 14.9 bn in the fourth quarter of 2010. The strong drop is due to the highly volatile nature of IT projects, as full-year revenues were down by only 1.8%. Group-level SI/IT revenues were up by 2.0% year-on-year, as a result of the consolidation of ISH which occurred in December 2009.

Macedonia

In Macedonia, revenues decreased by 0.8% to HUF 18.8 bn in the fourth quarter of 2010 compared to the same period in 2009, with EBITDA increasing by 19.7%. Excluding the FX impact (the Hungarian forint weakened on average by 2.0% compared to the Macedonian Denar in the fourth quarter), revenues were down by 2.8% and EBITDA was up by 17.3%. Consequently, the EBITDA margin improved from 39.8% to 48.0% in the fourth quarter compared to the corresponding period of last year. This reflected the cost saving measures and the lower provisions in the fourth quarter of 2010.

•                  Fixed line revenues were up by 5.6%. The increase in wholesale voice revenues, driven by growing incoming and transited traffic volumes and higher settlement prices charged for international traffic termination, offset the decline in voice retail revenues. Internet and TV revenues also increased as the demand for double and triple play packages rose.

•                  Mobile revenues declined by 6.4% in a fiercely competitive environment. The significant reduction in the prepaid subscriber base and the competition-driven tariff reductions put pressure on revenues. At the same time, the customer mix improved slightly, which, together with more widely used closed-user-group offers, resulted in higher MOU. Despite the increase in mobile Internet usage and the higher number of SMS messages, non-voice revenues were flat due to promotions containing free and discounted SMS messages.

Montenegro

Revenues of the Montenegrin subsidiary increased slightly by 0.8% to HUF 8.1 bn in the fourth quarter of 2010 compared to the same period in 2009, with EBITDA declining by 18.8%. Excluding the FX impact (the Hungarian forint weakened on average by 2.6% against the Euro in the fourth quarter of 2010 compared to the same quarter in 2009), revenues declined by 1.7%, while EBITDA was down by 20.8%. The strong EBITDA drop was primarily driven by higher employee-related expenses due to an unfavorable Supreme Court decision regarding pension contributions, and due to higher other operating expenses related to higher provisions for receivables, higher maintenance and marketing expenses. The EBITDA margin fell from 39.8% to 32.1%.

•                  Fixed line revenues were up by 1.2% in the fourth quarter of 2010 from a combination of lower retail and wholesale voice revenues and higher Internet and TV revenues. The decrease in retail voice revenues was due to increased mobile substitution and discounts offered in new flat packages. The voice wholesale revenue decline was driven by a significant migration of international traffic towards Serbia where that traffic is now transited by our competitors. On the other hand, both Internet and TV revenues increased considerably thanks to the strong growth in the number of ADSL and IPTV customers driven by the strong focus on bundled services.

•                  Mobile revenues remained virtually unchanged with an increase of just 0.2%. The voice revenue decline was primarily driven by the lower number of subscribers and a reduction in voice wholesale revenues. The decline in non-voice revenues reflects the lower customer base as well as the lower SMS prices, compensated by higher content revenues from mobile payment and higher other revenues.

Technology Business Unit

Revenues at the Technology Business Unit declined by 12.9% to HUF 2.2 bn while the EBITDA loss was HUF -12.0 bn. CAPEX amounted to HUF 17.3 bn in the fourth quarter of 2010.

Group Headquarters

Revenues before inter-segment elimination were down by 9.9% to HUF 31.2 bn. The revenue decline was mainly driven by lower wholesale voice revenues, especially within mobile revenues, reflecting two 16% cuts in mobile termination fees in January and December 2010, respectively. EBITDA loss came to HUF -33.5 bn as HUF 26.2bn of telecom tax (of the total of HUF 27.0 bn) was accounted at the Headquarters. Excluding the telecom tax, EBITDA improved to HUF -7.3 bn mainly as a result of lower severance related payments and lower investigation costs in Q4 2010 compared to the same period of 2009.

About Magyar Telekom

Magyar Telekom is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services. The business activities of Magyar Telekom are managed by two business units: Consumer Services (the home-related services brand T-Home and the mobile communications brand T-Mobile) and Business Services (T-Systems brand). Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line and mobile operator in Macedonia and it holds a majority stake in Crnogorski Telekom, the leading telecommunications operator in Montenegro. Magyar Telekom’s majority shareholder (59.21%) is MagyarCom Holding GmbH, fully owned by Deutsche Telekom AG.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

In addition to figures prepared in accordance with IFRS, Magyar Telekom also presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures”, which is posted on Magyar Telekom’s Investor Relations webpage at www.telekom.hu/investor_relations.

For detailed information on Magyar Telekom’s Q4 2010 results please visit our website

(www.telekom.hu/investor_relations) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated Statements of Financial Position - IFRS

(HUF million)

	Dec 31, 2009	Dec 31, 2010
	(Audited)	(Unaudited)	% change

ASSETS

Current assets

Cash and cash equivalents	34,270	15,841	(53.8)%
Trade and other receivables	110,353	114,625	3.9%
Other current financial assets	87,611	56,560	(35.4)%
Current income tax receivable	4,075	1,804	(55.7)%
Inventories	9,788	9,592	(2.0)%
Non current assets held for sale	3,269	2,152	(34.2)%

Total current assets	249,366	200,574	(19.6)%

Non current assets

Property, plant and equipment	550,745	549,752	(0.2)%
Intangible assets	335,615	332,993	(0.8)%
Investments in associates and joint ventures	186	77	(58.6)%
Deferred tax assets	1,890	913	(51.7)%
Other non current financial assets	27,682	24,033	(13.2)%
Other non current assets	893	664	(25.6)%

Total non current assets	917,011	908,432	(0.9)%

Total assets	1,166,377	1,109,006	(4.9)%

LIABILITIES

Current liabilities

Financial liabilities to related parties	70,573	72,208	2.3%
Other financial liabilities	36,332	46,647	28.4%
Trade payables	85,874	88,613	3.2%
Current income tax payable	624	661	5.9%
Provisions	12,692	7,722	(39.2)%
Other current liabilities	32,228	30,966	(3.9)%

Total current liabilities	238,323	246,817	3.6%

Non current liabilities

Financial liabilities to related parties	266,998	234,164	(12.3)%
Other financial liabilities	26,221	8,828	(66.3)%
Deferred tax liabilities	18,594	10,924	(41.2)%
Provisions	9,721	12,298	26.5%
Other non current liabilities	1,100	1,263	14.8%

Total non current liabilities	322,634	267,477	(17.1)%

Total liabilities	560,957	514,294	(8.3)%

EQUITY

Equity of the owners of the parent
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(1,179)	(307)	(74.0)%
Retained earnings	398,250	385,283	(3.3)%
Accumulated other comprehensive income	9,755	14,882	52.6%
Total Equity of the owners of the parent	538,480	531,512	(1.3)%
Non-controlling interests	66,940	63,200	(5.6)%
Total equity	605,420	594,712	(1.8)%

Total liabilities and equity	1,166,377	1,109,006	(4.9)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million, except per share amounts)

	Year ended Dec 31,
	2009	2010	%
	(Audited)	(Unaudited)	change

Revenues

Voice - retail	128,133	106,623	(16.8)%
Voice - wholesale	21,322	21,317	(0.0)%
Internet	55,089	53,755	(2.4)%
Data	30,762	27,710	(9.9)%
TV	23,753	28,549	20.2%
Equipment	4,745	4,091	(13.8)%
Other fixed line revenues	10,276	7,588	(26.2)%

Fixed line revenues	274,080	249,633	(8.9)%

Voice - retail	192,704	185,967	(3.5)%
Voice - wholesale	41,563	36,815	(11.4)%
Voice - visitor	4,959	4,217	(15.0)%
Non-voice	56,188	57,789	2.8%
Equipment and activation	21,320	22,691	6.4%
Other mobile revenues	9,262	7,694	(16.9)%

Mobile revenues	325,996	315,173	(3.3)%

System Integration/Information Technology revenues	43,913	44,773	2.0%

Total revenues	643,989	609,579	(5.3)%

Expenses

Voice-, data- and Internet-related payments	(71,583)	(65,247)	(8.9)%
Material cost of equipment sold	(44,011)	(41,037)	(6.8)%
Payments to agents and other subcontractors	(44,982)	(51,143)	13.7%
Total expenses directly related to revenues	(160,576)	(157,427)	(2.0)%
Employee-related expenses	(101,918)	(93,884)	(7.9)%
Depreciation and amortization	(101,920)	(100,872)	(1.0)%
Other operating expenses	(135,305)	(148,750)	9.9%

Total operating expenses	(499,719)	(500,933)	0.2%

Other operating income	2,863	3,448	20.4%

Operating profit	147,133	112,094	(23.8)%

Net financial result	(32,813)	(28,113)	(14.3)%

Share of associates’ and joint ventures’ losses	(109)	(27)	(75.2)%

Profit before income tax	114,211	83,954	(26.5)%

Income tax	(20,958)	(6,583)	(68.6)%

Profit for the year	93,253	77,371	(17.0)%

Exchange differences on translating foreign operations	6,159	6,617	7.4%
Revaluation of available-for-sale financial assets — before tax	(6)	20	n.m.
Revaluation of available-for-sale financial assets — tax effect	0	0	n.a.
Other comprehensive income for the period, net of tax	6,153	6,637	7.9%

Total comprehensive income for the year	99,406	84,008	(15.5)%

Profit attributable to:
Owners of the parent	77,618	64,378	(17.1)%
Non-controlling interests	15,635	12,993	(16.9)%
	93,253	77,371	(17.0)%

Total comprehensive income attributable to:
Owners of the parent	81,586	69,505	(14.8)%
Non-controlling interests	17,820	14,503	(18.6)%
	99,406	84,008	(15.5)%

Basic and diluted earnings per share (HUF)	74.54	61.83	(17.1)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million, except per share amounts)

	3 months ended Dec 31,
	2009	2010	%
	(Unaudited)	(Unaudited)	change

Revenues

Voice - retail	30,188	25,471	(15.6)%
Voice - wholesale	5,296	5,532	4.5%
Internet	13,429	13,487	0.4%
Data	7,480	7,445	(0.5)%
TV	6,752	7,625	12.9%
Equipment	1,271	1,088	(14.4)%
Other fixed line revenues	2,524	2,859	13.3%

Fixed line revenues	66,940	63,507	(5.1)%

Voice - retail	46,411	45,683	(1.6)%
Voice - wholesale	10,324	8,998	(12.8)%
Voice - visitor	838	629	(24.9)%
Non-voice	15,256	15,169	(0.6)%
Equipment and activation	7,060	7,957	12.7%
Other mobile revenues	3,039	2,641	(13.1)%

Mobile revenues	82,928	81,077	(2.2)%

System Integration/Information Technology revenues	13,507	12,393	(8.2)%

Total revenues	163,375	156,977	(3.9)%

Expenses

Voice-, data- and Internet-related payments	(18,027)	(15,632)	(13.3)%
Material cost of equipment sold	(16,424)	(13,981)	(14.9)%
Payments to agents and other subcontractors	(12,029)	(15,277)	27.0%
Total expenses directly related to revenues	(46,480)	(44,890)	(3.4)%
Employee-related expenses	(32,965)	(25,967)	(21.2)%
Depreciation and amortization	(25,583)	(26,644)	4.1%
Other operating expenses	(37,740)	(61,177)	62.1%

Total operating expenses	(142,768)	(158,678)	11.1%

Other operating income	604	1,081	79.0%

Operating profit	21,211	(620)	n.m.

Net financial result	(7,142)	(6,632)	(7.1)%

Share of associates’ and joint ventures’ profits / (losses)	7	(7)	n.m.

Profit before income tax	14,076	(7,259)	n.m.

Income tax	(1,274)	16,971	n.m.

Profit for the year	12,802	9,712	(24.1)%

Exchange differences on translating foreign operations	400	1,143	185.8%
Revaluation of available-for-sale financial assets — before tax	(6)	20	n.m.
Revaluation of available-for-sale financial assets — tax effect	0	0	n.a.
Other comprehensive income for the period, net of tax	394	1,163	195.2%

Total comprehensive income for the year	13,196	10,875	(17.6)%

Profit attributable to:
Owners of the parent	10,183	7,483	(26.5)%
Non-controlling interests	2,619	2,229	(14.9)%
	12,802	9,712	(24.1)%

Total comprehensive income attributable to:
Owners of the parent	10,393	8,291	(20.2)%
Non-controlling interests	2,803	2,584	(7.8)%
	13,196	10,875	(17.6)%

Basic and diluted earnings per share (HUF)	9.78	7.19	(26.5)%

MAGYAR TELEKOM

Consolidated Statements  of Cash Flows - IFRS

(HUF million)

	Year ended Dec 31,
	2009	2010	%
	(Audited)	(Unaudited)	change

Cash flows from operating activities

Profit for the year	93,253	77,371	(17.0)%
Depreciation and amortization	101,920	100,872	(1.0)%
Income tax expense	20,958	6,583	(68.6)%
Net financial result	32,813	28,113	(14.3)%
Share of associates’ and joint ventures’ losses	109	27	(75.2)%
Change in assets carried as working capital	(1,427)	(8,364)	486.1%
Change in provisions	(3,918)	(4,194)	7.0%
Change in liabilities carried as working capital	(4,231)	(3,009)	(28.9)%
Income tax paid	(16,053)	(11,419)	(28.9)%
Dividend received	2,149	95	(95.6)%
Interest and other financial charges paid	(38,627)	(27,426)	(29.0)%
Interest received	8,453	4,919	(41.8)%
Other cashflows from operations	(1,604)	1,102	n.m.

Net cash generated from operating activities	193,795	164,670	(15.0)%

Cash flows from investing activities

Investments in tangible and intangible assets	(101,866)	(91,762)	(9.9)%
Adjustments to cash purchases	(8,362)	4,462	n.m.
Purchase of subsidiaries and business units	(5,193)	(1,534)	(70.5)%
Cash acquired through business combinations	460	6	(98.7)%
Proceeds from / (Payments for) other financial assets - net	(18,547)	34,327	n.m.
Proceeds from disposal of subsidiaries and associates	2,074	780	(62.4)%
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	1,135	873	(23.1)%

Net cash used in investing activities	(130,299)	(52,848)	(59.4)%

Cash flows from financing activities

Dividends paid to shareholders and Non-controlling interest	(93,640)	(91,819)	(1.9)%
Proceeds from loans and other borrowings	190,617	190,797	0.1%
Repayment of loans and other borrowings	(193,537)	(229,545)	18.6%
Change in Non-controlling interests	0	(22)	n.a.

Net cash used in financing activities	(96,560)	(130,589)	35.2%

Exchange gains on cash and cash equivalents	654	338	(48.3)%

Change in cash and cash equivalents	(32,410)	(18,429)	(43.1)%

Cash and cash equivalents, beginning of year	66,680	34,270	(48.6)%

Cash and cash equivalents, end of year	34,270	15,841	(53.8)%

Change in cash and cash equivalents	(32,410)	(18,429)	(43.1)%

MAGYAR TELEKOM - Consolidated Statements of Changes in Equity

		in HUF millions
	pieces Shares of common stock	Common stock	Additional paid in capital	Treasury stock	Retained earnings	Cumulative translation adjustment	Revaluation reserve for AFS financial assets — net of tax	Reserve for equity settled share-based transactions	Equity of the owners of the parent	Non- controlling interests	Total Equity

Balance at December 31, 2008	1,042,745,615	104,275	27,379	(1,179)	397,684	5,797	(59)	49	533,946	62,601	596,547

Dividend					(77,052)				(77,052)		(77,052)
Dividend declared to Non-controlling interests									0	(13,481)	(13,481)
Reduction in capital as a result of merger with T-Kábel and Dél-Vonal	(3,072)								0		0
Total comprehensive income for the year					77,618	3,971	(3)		81,586	17,820	99,406

Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Dividend					(77,053)				(77,053)		(77,053)
Dividend declared to Non-controlling interests									0	(18,243)	(18,243)
Share-based compensation program				872	(292)				580		580
Total comprehensive income for the year					64,378	5,165	11	(49)	69,505	14,503	84,008

Balance at December 31, 2010	1,042,742,543	104,275	27,379	(307)	385,283	14,933	(51)	0	531,512	63,200	594,712

Summary of key operating statistics

GROUP	Dec 31, 2009	Dec 31, 2010	% change

EBITDA margin	38.7%	34.9%	n.a.
Operating margin	22.8%	18.4%	n.a.
Net income margin	12.1%	10.6%	n.a.
CAPEX to Sales	15.8%	15.1%	n.a.
ROA	6.7%	5.7%	n.a.
ROE	14.5%	12.0%	n.a.
Net debt	269,429	289,386	7.4%
Net debt / net debt + total capital	30.8%	32.7%	n.a.
Number of employees (closing full equivalent)	10,828	10,258	(5.3)%

Consumer Business Unit	Dec 31, 2009	Dec 31, 2010	% change

Fixed line operations

Voice services (1)
Total voice access	1,740,619	1,587,192	(8.8)%
Payphone	14,788	11,897	(19.5)%
Total outgoing traffic (thousand minutes)	3,135,892	2,762,690	(11.9)%
Blended MOU (outgoing)	159	160	0.6%
Blended ARPA (HUF)	3,630	3,427	(5.6)%

Data products
Retail DSL market share (estimated) (2)	58%	63%	n.a.
Cable broadband market share (estimated) (2)	19%	20%	n.a.
Number of retail DSL customers	435,558	462,566	6.2%
Number of cable broadband customers	152,878	181,056	18.4%
Number of fiber optic connections	7,247	19,109	163.7%
Total retail broadband customers	595,683	662,731	11.3%
Blended broadband ARPU (HUF)	4,427	3,944	(10.9)%

TV services
Number of cable TV customers	406,841	370,212	(9.0)%
Number of satellite TV customers	156,142	254,188	62.8%
Number of IPTV customers	67,430	124,374	84.4%
Total TV customers	630,413	748,774	18.8%
Blended TV ARPU (HUF)	3,280	2,949	(10.1)%

Mobile operations

Mobile penetration (3)	117.7%	120.2%	n.a.
Mobile SIM market share (2)	43.4%	43.4%	n.a.
Number of customers (RPC)	4,343,672	4,416,312	1.7%
Postpaid share in the RPC base	35.2%	39.0%	n.a.
MOU	126	138	9.5%
ARPU (HUF)	3,164	3,239	2.4%
Postpaid	6,454	5,956	(7.7)%
Prepaid	1,670	1,635	(2.1)%
Overall churn rate	27.5%	21.0%	n.a.
Postpaid	15.1%	15.9%	n.a.
Prepaid	33.1%	24.0%	n.a.
Ratio of non-voice revenues in ARPU	16.7%	18.6%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	7,680	6,570	(14.5)%
Number of mobile broadband subscriptions	326,384	488,867	49.8%
Mobile broadband market share based on total number of subscriptions (2)	45.9%	47.8%	n.a.
Mobile broadband market share based on subscriptions with data transfer (2)	48.6%	43.1%	n.a.
Population-based indoor 3G coverage (2)	65.4%	65.4%	n.a.

Business Services Business Unit	Dec 31, 2009	Dec 31, 2010	% change

Fixed line operations

Voice services
Business	100,172	86,439	(13.7)%
Managed leased lines (Flex-Com connections)	4,745	3,454	(27.2)%
ISDN channels	270,466	236,706	(12.5)%
Total lines	375,383	326,599	(13.0)%
Total outgoing traffic (thousand minutes)	656,372	557,319	(15.1)%
MOU (outgoing)	178	176	(1.1)%
ARPU (HUF)	5,162	4,880	(5.5)%

Data products
Number of leased line Internet subscribers	558	564	1.1%
Number of retail DSL customers	32,358	30,192	(6.7)%
Number of wholesale DSL access	161,270	130,965	(18.8)%
Number of total DSL access	193,628	161,157	(16.8)%
Retail DSL ARPU (HUF)	12,712	10,485	(17.5)%

Mobile operations

Number of customers (RPC)	775,912	792,106	2.1%
Overall churn rate	8.0%	8.2%	n.a.
MOU	336	340	1.2%
ARPU (HUF)	6,458	5,926	(8.2)%
Number of mobile broadband subscriptions	102,161	135,583	32.7%
Ratio of non-voice revenues in ARPU	23.6%	26.3%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	8,280	6,030	(27.2)%

Macedonia	Dec 31, 2009	Dec 31, 2010	% change

Fixed line operations

Voice services
Fixed line penetration	18.5%	17.2%	n.a.
Total voice access	372,015	343,019	(7.8)%
Payphone	1,218	889	(27.0)%
Total outgoing traffic (thousand minutes)	969,538	864,662	(10.8)%

Data and TV services
Retail DSL market share (estimated)	83%	84%	n.a.
Number of retail DSL customers	109,617	130,127	18.7%
Number of wholesale DSL access	18,751	21,091	12.5%
Number of total DSL access	128,368	151,218	17.8%
Number of dial-up customers	1,813	633	(65.1)%
Number of leased line customers	228	301	32.0%
Number of IPTV customers	14,150	30,123	112.9%

Mobile operations

Mobile penetration	116.1%	122.8%	n.a.
Market share of T-Mobile Macedonia	56.4%	51.3%	n.a.
Number of customers (RPC)	1,381,094	1,295,285	(6.2)%
Postpaid share in the RPC base	30.3%	32.3%	n.a.
MOU (4)	121	135	11.6%
ARPU (HUF)	2,678	2,690	0.4%

Montenegro	Dec 31, 2009	Dec 31, 2010	% change

Fixed line operations

Voice services
Fixed line penetration	26.3%	26.6%	n.a.
Total voice access	176,890	171,684	(2.9)%
Total outgoing traffic (thousand minutes)	424,544	369,511	(13.0)%

Data and TV services
Number of retail DSL customers	54,983	68,540	24.7%
Number of wholesale DSL access	0	0	n.a.
Number of total DSL access	54,983	68,540	24.7%
Number of dial-up customers	5,184	1,160	(77.6)%
Number of leased line customers	191	193	1.0%
Number of IPTV customers	29,612	40,042	35.2%

Mobile operations

Mobile penetration (5)	208.7%	199.5%	n.a.
Market share of T-Mobile Crna Gora (5)	36.7%	37.0%	n.a.
Number of customers (RPC)	531,457	464,039	(12.7)%
Postpaid share in the RPC base	19.6%	23.7%	n.a.
MOU	96	105	9.4%
ARPU (HUF)	2,459	2,430	(1.2)%

(1) Including PSTN, VoIP and VoCable.

(2) Data relates to Magyar Telekom Plc.

(3) Data relates to the mobile penetration in Hungary, including customers of all three service providers.

(4) Includes free minutes.

(5) Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous 3 months.

Preliminary financial report -

Analysis of the Financial Statements

for the year ended December 31, 2010

1. General information

Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság (in English, Magyar Telekom Telecommunications Public Limited Company) is a limited liability stock corporation incorporated and operating under the laws of Hungary.

Magyar Telekom Telecommunications Public Limited Company (the “Company” or “Magyar Telekom Plc.”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”).

We operate under a commercial name, Magyar Telekom Nyrt. or Magyar Telekom Plc.

Our shares are listed on the Budapest Stock Exchange (“BSE”), and our American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange (“NYSE”) until November 12, 2010. Since then, our ADSs are no longer traded on the NYSE, however, we continue to abide by our U.S. reporting obligations until our ADSs are deregistered with the U.S. Securities and Exchange Commission; thereafter, the Company will remain committed to serving its investor base in the United States and will continue to make English translations of its annual reports, financial statements and investor releases.

Our headquarters is located at 55 Krisztina krt., 1013 Budapest, Hungary.

As of December 31, 2010, the share capital of Magyar Telekom Plc. was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. On April 7, 2010, the shareholders approved the payment of cash dividends of HUF 77,053 million, equal to HUF 74 per share, for 2009.

This condensed consolidated interim financial information was approved for issue on February 24, 2011.

This consolidated interim financial information is not the Group’s statutory accounts and has not been audited. The statutory accounts for December 31, 2009 have been filed with the NYSE and the BSE, U.S. Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority (“HFSA”). The statutory accounts for December 31, 2009 have been audited and the audit report was unqualified.

2. Basis of preparation of the preliminary financial report

This condensed consolidated preliminary financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2009, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and adopted by the European Union.

3. Accounting policies

The principal accounting policies followed by the Group and the critical accounting estimates in applying accounting policies are consistent with those disclosed in the annual financial statements for the year ended December 31, 2009, except as described below.

In 2010, the Group has adopted all IFRS amendments and interpretations which are effective from January 1, 2010 and which are relevant to its operations.

Standards, amendments or interpretations effective and adopted by the Group in 2010:

(i) IAS 27, IFRS 3 (amended). In January 2008 the IASB published the amended Standards IFRS 3 - Business Combinations and IAS 27 - Consolidated and Separate Financial Statements. The major changes compared to the previous version of the standards are summarized below:

•                  With respect to accounting for non-controlling interest an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity’s portion of the goodwill (‘full goodwill’ option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.

•                  In a step acquisition, the fair values of the acquired entity’s assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill is measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the fair value of the net asset acquired. Even if the total ownership does not reach 100% as a result of the acquisition, the Group can elect to recognize 100% of the goodwill of the acquired entity, not just the Group’s portion of the goodwill, consequently, the balance of the non-controlling interests can be measured at fair value at the acquisition date. Alternatively, the goodwill recognized may only represent the proportionate ownership acquired, consequently, the measurement of non-controlling interests at the acquisition date can exclude their share of the goodwill.

•                  A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, and gain or loss is not recognized.

•                  A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss.

•                  Acquisition related costs are accounted for separately from the business combination, and therefore, recognized as expenses rather than included in goodwill. An acquirer has to recognize at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it is recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill.

•                  The revised standards require an entity to attribute their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

•                  Effects resulting from an effective settlement of pre-existing relationships (relationships between acquirer and acquiree before the business combination) must not be included in the determination of the consideration.

•                  In contrast to the original IFRS 3, the amended version of this standard provides rules for rights that have been granted to the acquiree (e.g. to use its intellectual property) before the business combination and are re-acquired with the business combination.

•                  The revised IFRS 3 brings into scope business combinations involving only mutual entities and business combinations achieved by contracts alone.

The Group adopted the amended versions of IFRS 3 and IFRS 27 as of January 1, 2010. The amended standards did not have a significant impact on the Group’s Statement of comprehensive income or Statement of financial position since the Group had no major investment transactions during the year.

(ii) IFRS 2 (amended) Share-based Payment. The amendments related to Group Cash-settled Share-based Payment Transactions were published in June 2009. Previously effective IFRSs required attribution of group share-based payment transactions only if they were equity-settled. The amendments resolved diversity in practice regarding attribution of cash-settled share-based payment transactions and require an entity receiving goods or services in either an equity-settled or a cash-settled payment transaction to account for the transaction in its separate or individual financial statements. Amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The amendments also incorporate the guidance contained in IFRIC 8 (Scope of IFRS 2) and in IFRIC 11 (IFRS 2 - Group and Treasury Share Transactions). As a result, the Board withdrew IFRIC 8 and IFRIC 11. As the Group has no significant share based compensations, the amended standard did not have a significant effect on the financial statements of the Group.

(iii) IFRIC 18 Transfers of Assets from Customers. The Interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and applies prospectively. However, limited retrospective application is permitted. The Group applied IFRIC 18 as of January 1, 2010. Since the applicable transactions of the Group are not material, the interpretation did not have a significant effect on the Group.

4. Operating and financial review - Group

Exchange rate information

The Euro strengthened by 2.9% against the Hungarian Forint (“HUF”) year on year (from 270.84 HUF/EUR on December 31, 2009 to 278.75 HUF/EUR on December 31, 2010). The average HUF/EUR rate decreased from 280.58 in 2009 to 276.46 in 2010.

The U.S. Dollar (“USD”) appreciated by 10.9% against the Hungarian Forint year on year (from 188.07 HUF/USD on December 31, 2009 to 208.65 HUF/USD on December 31, 2010).

The Hungarian Forint strengthened year over year by 1.5% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to some extent.

Revenues

Fixed line voice-retail revenues decreased by 16.8% in 2010 compared to 2009, mainly driven by lower subscription fee revenues and lower domestic outgoing traffic revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary and in Macedonia. In addition, the strengthening of HUF against MKD negatively affected the Macedonian subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in 2010 compared to 2009, mainly as a consequence of the continuous decline in the number of revenue producing PSTN lines and lower traffic resulting from economic recession, mobile substitution and also from competition with VoCable and VoIP service providers. Magyar Telekom Plc. offered several price discounts to customers choosing different flat-rate and optional tariff packages. Domestic outgoing traffic revenues decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were slightly intensified by the unfavorable currency translation impact.

International outgoing fixed line traffic revenues also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at our foreign subsidiaries.

Value added and other service revenues showed a decrease in 2010 as compared to 2009, mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Makedonski Telekom.

Fixed line voice-wholesale revenues remained stable in 2010 compared to 2009 due to a slight decrease in international incoming traffic revenues, offset by higher domestic incoming traffic revenues.

Domestic incoming fixed line traffic revenues increased for the year ended December 31, 2010 compared to 2009. Higher revenue from other domestic fixed line operators at Makedonski Telekom relates to higher volume of terminated international traffic in its network. At Magyar Telekom Plc., the increase in revenues from domestic fixed line operators was mainly due to increased transit traffic volume. These increases were largely offset by declining incoming traffic revenues from mobile operators primarily due to the significantly lower mobile-to-international traffic at Magyar Telekom Plc.

Lower international incoming traffic revenue at Magyar Telekom Plc. was primarily driven by lower volume of incoming minutes but lower average HUF/EUR rate and a lower average EUR settlement rate also contributed to the decrease. The decrease in international incoming traffic revenues at Crnogorski Telekom was predominantly due to lower volume of international incoming and transit traffic. A further decrease was the result of the ceasing revenues of Orbitel due to its sale in January 2010. These decreases were largely offset by higher international incoming traffic revenues at Makedonski Telekom related to higher volume of incoming minutes and higher average Special Drawing Rights (“SDR”) settlement rate.

Internet revenues of the fixed line operations decreased to HUF 53.8 bn in 2010 compared to HUF 55.1 bn in 2009. In Hungary, the number of DSL connections slightly decreased to 623,723 by December 31, 2010 as the significantly lower number of wholesale connections was largely offset by the increase in the number of retail DSL subscribers. Cablenet customer base and the number of fiber connections increased but the broadband volume increase could not compensate the effect of lower average revenue per user (“ARPU”) resulting from lower prices forced by strong competition. The migration towards T-Home double- and triple-play packages also put downward pressure on blended ARPU level. Magyar Telekom Plc. accounted for an estimated 63% retail DSL market share and an approximately 20% cable broadband market share at December 31, 2010. Decreased Internet revenues in Hungary were largely compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 27.7 bn in 2010 compared to HUF 30.8 bn in 2009. Lower narrowband data revenue at Headquarters was caused by lower Flex-Com leased lines revenues driven mainly by volume decrease and migration to cheaper products. Lower broadband data revenue was also the result of the ceasing revenues of Orbitel due to its sale in 2010. At MT Plc. Business Services Business Unit (“BBU”) lower data broadband revenue was driven by decreased revenues relating to ADSL portfolios and leased lines. Lower broadband revenues at Combridge were driven by loss of retail key accounts and decreased prices applied due to strong competition. These decreases were slightly compensated by the increase in Makedonski Telekom’s broadband data revenues.

TV revenues amounted to HUF 28.5 bn in 2010 as compared to HUF 23.8 bn in 2009. The increase is mainly attributed to higher satellite TV revenues in Hungary in 2010. The number of satellite TV customers dynamically increased and reached 254,188 at December 31, 2010 as compared to 156,142 a year earlier. The growth in IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower Cable TV revenues driven by decreased ARPU and lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 13.8% for the year ended December 31, 2010 compared to 2009. Lower telecommunications equipment rental revenue at Consumer Services Business Unit (“CBU”) reflects the strong decrease in the number of rented telephone sets, which was slightly offset by higher equipment sales revenues at Novatel EOOD.

Other fixed line revenues dropped by 26.2% in 2010 compared to 2009. Other revenues include construction, maintenance, rental and miscellaneous revenues. The decrease resulted mainly at Technology Business Unit (“Technology”) due to ceasing revenues from Deutsche Telekom (“DT”) for customer care service from January 2010 and lower volume of construction work for the government. Lower revenues from telephone book publishing at Magyar Telekom Plc. also negatively influenced other fixed line revenues. Higher other fixed line revenues at CBU from the sale of set-top-boxes to Slovak Telekom and increased revenues from the family insurance services slightly mitigated these decreases.

Revenues from mobile telecommunications services amounted to HUF 315.2 bn for the year ended December 31, 2010 compared to HUF 326.0 bn in 2009 (3.3% decrease). The decrease in mobile revenues resulted mainly from lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”) and at our foreign subsidiaries. These decreases were partly offset by higher non-voice revenues and equipment revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 227.0 bn in 2010. At TMH, lower retail tariffs forced by strong competition and lower average customer base resulted in lower voice-retail revenues. The significant decrease in voice-wholesale revenues reflects decreased termination fees (16% decrease from both January 2010 and December 2010), slightly offset by higher incoming average usage per customer per month (“MOU”).

TMH’s blended MOU increased from 155 minutes in 2009 to 168 minutes in 2010. TMH’s monthly ARPU remained stable (HUF 3,764 in 2009 and HUF 3,732 in 2010), as the effect of lower tariffs were largely offset by higher usage and the increased proportion of postpaid customers.

Mobile penetration reached 120.2% in Hungary and TMH accounts for 43.4% market share in the highly competitive mobile market at December 31, 2010 based on the total number of SIM cards. TMH’s customer base increased by 1.7% year over year. The proportion of postpaid customers increased to 48.2% at December 31, 2010 from 45.0% a year earlier.

Higher non-voice revenues were primarily due to TMH’s higher mobile Internet and data access revenues. These increases were partly offset by lower messaging and content revenues. Non-voice revenues represented 20.8% of total ARPU in 2010. By the end of December 2010, TMH had 624,450 mobile broadband customers and accounted for a 47.8% market share in the mobile broadband market. At T-Mobile Macedonia (“T-Mobile MK”), the decrease in non-voice revenues resulted from SMS promotions. This decrease was somewhat mitigated by the expanding mobile Internet usage.

Mobile equipment and activation revenues showed an increase in 2010 compared to 2009 mainly due to higher gross additions and a higher number of upgrades at TMH. The volume increase led to higher equipment revenues, despite the decrease in average upgrade handset prices. This increase was partially compensated by lower equipment revenues at T-Mobile MK driven by lower average price of handsets and decreased number of handsets sold both in customer acquisition and retention.

System Integration (“SI”) and IT revenues increased by 2.0% from HUF 43.9 bn in 2009 to HUF 44.8 bn in 2010. Increase in infrastructure revenues at KFKI was driven by significantly higher revenues from outside partners than from intercompany projects in 2010. The inclusion of ISH, our new subsidiary providing software for the health care sector also contributed to the increase. These increases were somewhat offset by a large one-off sale of assets in a finance lease transaction in 2009.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 65.2 bn in 2010 compared to HUF 71.6 bn in 2009 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 2010 and December 2010 and also by lower traffic. The payments to international operators also decreased at Magyar Telekom Plc. due to decreased traffic, lower average settlement fees and lower average HUF/EUR exchange rate. Further decrease in voice-related payments is in connection with the sale of Orbitel in January 2010. These decreases were somewhat offset by higher payments to domestic mobile operators driven by higher volume of international minutes with higher prices at Makedonski Telekom and increase also at T-Mobile MK mainly due to the enlarged subscriber base of VIP (the third largest mobile service operator in the Macedonian market).

Material cost of equipment sold decreased to HUF 41.0 bn in 2010 from HUF 44.0 bn in 2009. The decrease at T-Mobile MK was due to lower gross additions to customers and decreased average cost of handset, partly offset by higher equipment sales ratio. Significantly lower cost of equipment at Pro-M was due to the much lower number of construction projects in 2010. Lower cost of equipment sold at BBU is in line with lower sales volume of mobile handsets. At Makedonski Telekom, decreased sales volume of PCs in PC+ADSL offers and less telecommunications equipment sold within integrated solutions also contributed to the decrease in cost of equipment.

Payments to agents and other subcontractors increased by 13.7% in 2010 compared to 2009. The increase was mainly caused by higher content and TV-related payments due to broadcast and royalty fees paid by CBU in connection with satellite TV and IPTV services. Increased SI/IT-related payments in line with higher infrastructure revenues at KFKI and the inclusion of ISH in 2010 also contributed to the increase. Further increase was due to higher other revenue-related payments at Headquarters related to energy costs appearing in line with the launch of retail energy trade in 2010. These increases were partly compensated by lower SI/IT-related payments at IQSYS.

Employee-related expenses in 2010 amounted to HUF 93.9 bn compared to HUF 101.9 bn in 2009 (a decrease of 7.9%). The decrease in employee-related expenses was mainly attributable to lower Group headcount number which declined from 10,828 on December 31, 2009 to 10,258 on December 31, 2010. Decrease in severance-related expenses and the reduction in benefits given to employees primarily at Magyar Telekom Plc. also contributed to the decline. These decreases were slightly compensated by increased severance payments at Crnogorski Telekom in 2010 and the inclusion of ISH’s expenses.

Depreciation and amortization decreased by 1.0% to HUF 100.9 bn in 2010 from HUF 101.9 bn in 2009, mainly due to the HUF 1.0 bn goodwill impairment booked in June 2009 before the planned sale of Orbitel.

Other operating expenses include HUF 30.6 bn materials and maintenance expenses, HUF 32.7 bn service fees, HUF 27.0 bn telecom tax, HUF 13.4 bn marketing expenses, HUF 13.0 bn rental fees, HUF 12.3 bn fees and levies, HUF 7.8 bn consultancy and HUF 12.0 bn other expenses in 2010. Increased other operating expenses at Magyar Telekom Plc. related mainly to the telecom tax (“crisis tax”) imposed by the Hungarian Parliament in

2010. This increase was slightly offset by the decline in material and maintenance expenses at Headquarters and Technology that was driven mainly by lower energy prices and by lower fees paid for the maintenance of telecommunications equipment after the renewal of service contracts. Consultancy fees decreased as well in relation to the ongoing investigations at Headquarters. Decrease in marketing expenses mainly at Magyar Telekom Plc. and at our foreign subsidiaries resulted from cost cutting measures. Decreased fees and levies at Makedonski Telekom were driven by provisions made in 2009 for various legal cases and release of a portion of the legal provisions in 2010. Other service fees also decreased as a result of lower number of contracted employees both at BBU and Headquarters.

Other operating income increased from HUF 2.9 bn in 2009 to HUF 3.4 bn in 2010 mainly due to the increase at Technology owing to higher income from ad-hoc works performed on our networks for the orders of external parties in 2010. The considerable gain realized on the IKO-Telekom Media Holding — M-RTL transaction in 2009 partly offset this increase.

Operating Profit

Operating margin for the year ended December 31, 2010 was 18.4%, while operating margin for 2009 was 22.8%. The decrease is mainly due to the 5.3% revenue decline and the crisis tax.

Net financial results

Net financial expenses amounted to HUF 28.1 bn in 2010 compared to HUF 32.8 bn in 2009. Net financial expenses decreased mainly at Magyar Telekom Plc. due to lower interest paid in line with significantly lower average interest rates and lower average amount of loans. This decrease was partly offset by higher net foreign exchange loss accounted for in 2010 as compared to 2009 deriving from the different fluctuation of HUF against EUR. Lower interest received on bank deposits especially at Magyar Telekom Plc. and at our Macedonian and Montenegrin subsidiaries also offset the decrease in total net financial expenses to some extent.

Income tax

Income tax expense decreased from HUF 21.0 bn in 2009 to HUF 6.6 bn in 2010. The decrease was mainly due to lower profit before tax and the reduction of the Hungarian corporate tax rate to 10% effective from 2013, which resulted in the reversal of significant amounts of deferred tax liabilities. This was partly offset by the recognition of additional deferred tax liabilities related to the undistributed profits of our Macedonian subsidiaries that became subject to additional withholding tax as a result of the change in the Macedonian tax law in July 2010.

Cash flow

Net cash generated from operating activities amounted to HUF 164.7 bn in 2010, while it was HUF 193.8 bn in 2009. The lower EBITDA and the unfavorable changes in working capital were partly compensated by lower income tax and interest payments.

Net cash used in investing activities amounted to HUF 52.8 bn in 2010, while it was HUF 130.3 bn in 2009 reflecting mainly the change in other financial assets (placement of short-term bank deposits in 2009 and cashing them in 2010) and the effect of lower investments in tangible and intangible assets.

Net cash used in financing activities amounted to HUF 130.6 bn in 2010 compared to HUF 96.6 bn in 2009. The amount of dividends paid was practically the same in 2009 and 2010, but significantly higher amount of loan repayments were made in 2010.

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology, customer requirements, competition and regulation. To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors cannot be completely predicted. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance. We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control.

In order to finance the Hungarian budget deficit, the government implemented several measures with the intention to decrease the ratio of the deficit to the GDP in 2011. The most negative measure to our business is the 6.5% crisis tax, levied on telecommunications revenues. On the positive side, the government lowered the income tax rates from 2011 that can increase the demand for telecommunications services. Despite the mostly restrictive government measures and negative business environment, we expect that our core business units will be able to continue to generate strong cash flows from the operations but the crisis tax will impact our dividend policy.

Revenues

In fixed line operations in Hungary, we expect a continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from simple voice offers to bundled 2Play and 3Play packages. We are combining our product portfolio in order to provide all services for every customer demand on every platform (3Screen approach), where all customer screens (computer, mobile, TV) are provided by Magyar Telekom. From the above mentioned three platforms, TV remains the key driver of the fixed market. We are targeting further growth in 2011; however margins are under pressure due to heavy competition.

In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

Fixed line interconnection tariffs are expected to be reduced by 10% in February 2011, and by an additional 10% in December 2012 (with the extension to VoIP and VoCable).

Fixed-to-mobile and mobile-to-mobile termination tariffs as well as mobile termination fees are expected to be further reduced.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies.

In Macedonia, competition is increasing and reinforcing both in the fixed line and mobile market. Main competitors in the fixed line market are targeting the retail voice market with 3Play offers, aggressive pricing and marketing communication. Our fast growth in fixed broadband, the roll-out of new platforms (FTTx) and combined fixed-mobile products can only partially offset the decline in fixed voice revenues. Mobile voice revenues are also expected to be under pressure due to this competition. Fast growth of mobile broadband is expected based on the new 3G technology.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential will be compensated with strict cost control. We also would like to exploit the synergies coming from integrated fixed and mobile operation. The target for 2011 is to overhaul the cross-functional, end-to-end processes, and to exploit all saving possibilities with better optimization and re-organization.

Total investments in tangible and intangible assets

Compared to previous years, the key priorities of capex spending have not changed. Investments in new products and platforms (DVB-S, FTTx) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure and we will increase investments in the IT area, while expansion into new markets (e.g., energy sector) will also demand additional investments.

Striving for further improvement in customer orientation, the strategic priority for 2011 and beyond is the successful implementation of new CRM system.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by risks and uncertainties. Such factors are described, among others, in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission, and remain valid for this interim report as well. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities. The summary of our principal risks and uncertainties are described below:

•             Our operations are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•             We are subject to more intense competition due to the liberalization of the telecommunications sector;

•             Our ability to meet our revenue targets will depend in part on our ability to offset the declining fixed line voice revenues with data, TV, Internet and SI/IT revenues and our ability to acquire telecommunications companies;

•             We may be unable to adapt to technological changes in the telecommunications market;

•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

•             Ongoing internal and governmental investigations into contracts and activities in Montenegro and Macedonia may result in fines, sanctions and changes to our business practices and compliance programs;

•             The lawsuits by our minority shareholders may require us to take other time-consuming and/or expensive corrective actions;

•             Our share price may be volatile, and the shareholders’ ability to sell Magyar Telekom shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition;

•             We are subject to unpredictable changes in Hungarian tax regulations: in October 2010, the Hungarian Parliament imposed special “crisis” taxes on the telecommunications, energy and retail sector. The taxes were introduced with a retrospective effect for the fiscal year 2010. The related tax law includes crisis taxes in effect until the end of 2012. According to the government, these taxes will be transformed from 2013. The total crisis tax paid by the Company in 2010 amounted to HUF 28 bn and its EBITDA impact was HUF 27 bn. The uncertain and unforeseeable tax legislation in Hungary had, and in the future may continue to have a considerable impact on our operations.

5. Segment information

(a) Description of segments

Magyar Telekom established its current management structure in Hungary based on customer segmentation which requires different technology and marketing strategies, and support functions. The Group’s operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Group Headquarters and Shared services and Technology Business Unit. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments.

The Consumer Services Business Unit operates in Hungary providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers in Hungary with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit operates in Hungary providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium businesses (“SMB”).

The Group Headquarters is responsible for the wholesale mobile and fixed line services in Hungary, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group’s management. The Headquarters is also responsible for the Group’s points of presence in Bulgaria, Romania and Ukraine providing wholesale services to local companies and operators.

The Technology Business Unit is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management in Hungary.

The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro which represent two additional reporting segments.

In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments.

(b) Segment information provided to the Management Committee (“MC”)

The following tables set forth revenues and EBITDA by segment, as monitored by the Company’s chief operating decision making body, the MC.

The sum of the financial results of the segments presented below does not equal to the Group financial results because of intersegment eliminations and because not all of the Group’s operations have been assigned to reportable segments.

In the financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the MC of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of the operating segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group. The differences primarily originate from the fact that the operating segments’ results are determined and closed at an earlier stage, than the financial statements of the Group. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the financial statements or this flash report are reflected in the next period’s segment results from an MC reporting package perspective.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the Group’s financial statements.

EBITDA for each segment, in principle, could be reconciled to the segment’s operating profit, the most directly comparable financial measure according to IFRS, by adding depreciation. However, depreciation is not allocated to the segments (it is not a segment measure); therefore the reconciliation cannot be prepared and presented on a segment basis. As all fixed and mobile network elements of Magyar Telekom Plc. belong to our Technology Business Unit, the vast majority of depreciation would be allocated to that segment. Accordingly, we provide a reconciliation of the total segment EBITDA to consolidated operating profit of the Group. Operating profit of the Group is further reconciled to Profit before income tax of the Group in the Consolidated statement of comprehensive income.

HUF millions	Year ended Dec 31, 2009	Year ended Dec 31, 2010
Total CBU revenues	322,336	314,773
Less: CBU revenues from other segments	(33,849)	(30,066)
CBU revenues from external customers	288,487	284,707

Total BBU revenues	170,989	159,271
Less: BBU revenues from other segments	(18,861)	(15,683)
BBU revenues from external customers	152,128	143,588

Total Headquarters revenues	143,776	123,013
Less: Headquarters revenues from other segments	(62,258)	(53,184)
Headquarters revenues from external customers	81,518	69,829

Total Technology revenues	10,556	8,287
Less: Technology revenues from other segments	(7,599)	(7,142)
Technology revenues from external customers	2,957	1,145

Total Macedonia revenues	82,312	77,598
Less: Macedonia revenues from other segments	(214)	(134)
Macedonia revenues from external customers	82,098	77,464

Total Montenegro revenues	34,442	32,874
Less: Montenegro revenues from other segments	(51)	(44)
Montenegro revenues from external customers	34,391	32,830

All other (net)	2,426	1

Total consolidated revenue of the segments	644,005	609,564
Measurement differences to Group revenues	(16)	15
Total revenue of the Group	643,989	609,579

HUF millions	Year ended Dec 31, 2009	Year ended Dec 31, 2010
Segment results (EBITDA)
CBU	181,920	181,944
BBU	80,307	72,161
Headquarters	(22,888)	(50,886)
Technology	(47,485)	(43,565)
Macedonia	42,861	40,248
Montenegro	13,736	11,370
All other	265	11
Total EBITDA of the segments	248,716	211,283

Measurement differences to Group EBITDA	337	1,683
Total EBITDA of the Group	249,053	212,966

Total depreciation and amortization of the Group	(101,920)	(100,872)

Total operating profit of the Group	147,133	112,094

HUF millions	3 months ended Dec 31, 2009	3 months ended Dec 31, 2010
Total CBU revenues	81,835	80,801
Less: CBU revenues from other segments	(8,653)	(7,492)
CBU revenues from external customers	73,182	73,309

Total BBU revenues	47,491	42,727
Less: BBU revenues from other segments	(6,340)	(4,505)
BBU revenues from external customers	41,151	38,222

Total Headquarters revenues	36,208	31,246
Less: Headquarters revenues from other segments	(15,304)	(13,073)
Headquarters revenues from external customers	20,904	18,173

Total Technology revenues	2,498	2,175
Less: Technology revenues from other segments	(1,885)	(1,785)
Technology revenues from external customers	613	390

Total Macedonia revenues	18,985	18,828
Less: Macedonia revenues from other segments	(41)	(32)
Macedonia revenues from external customers	18,944	18,796

Total Montenegro revenues	8,042	8,106
Less: Montenegro revenues from other segments	(8)	(7)
Montenegro revenues from external customers	8,034	8,099

All other (net)	563	1

Total consolidated revenue of the segments	163,391	156,990
Measurement differences to Group revenues	(16)	(13)
Total revenue of the Group	163,375	156,977

HUF millions	3 months ended Dec 31, 2009	3 months ended Dec 31, 2010
Segment results (EBITDA)
CBU	41,731	42,330
BBU	19,876	17,636
Headquarters	(10,366)	(33,518)
Technology	(14,455)	(12,034)
Macedonia	7,555	9,040
Montenegro	3,201	2,600
All other	(1,085)	0
Total EBITDA of the segments	46,457	26,054

Measurement differences to Group EBITDA	337	(30)
Total EBITDA of the Group	46,794	26,024

Total depreciation and amortization of the Group	(25,583)	(26,644)

Total operating profit of the Group	21,211	(620)

(c) Operating and financial review - segments

CBU

CBU comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (mainly T-Mobile and T-Home).

HUF millions	Year ended Dec 31, 2009	Year ended Dec 31, 2010	Change (%)
Voice revenues	77,709	67,071	(13.7)
Internet revenues	30,042	29,885	(0.5)
TV revenues	21,990	25,159	14.4
Other fixed line and SI/IT revenues	3,301	3,564	8.0
Total fixed line and SI/IT revenues	133,042	125,679	(5.5)

Voice revenues	142,907	138,002	(3.4)
Non-voice revenue	28,555	31,620	10.7
Other mobile revenues	17,832	19,472	9.2
Total mobile revenues	189,294	189,094	(0.1)

Total revenues	322,336	314,773	(2.3)

EBITDA	181,920	181,944	0.0
Investments in tangible and intangible assets	23,774	18,212	(23.4)

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

HUF millions	3 months ended Dec 31, 2009	3 months ended Dec 31, 2010	Change (%)
Voice revenues	18,573	16,059	(13.5)
Internet revenues	7,438	7,513	1.0
TV revenues	6,121	6,654	8.7
Other fixed line and SI/IT revenues	1,153	1,073	(6.9)
Total fixed line and SI/IT revenues	33,285	31,299	(6.0)

Voice revenues	34,909	34,621	(0.8)
Non-voice revenue	7,528	8,571	13.9
Other mobile revenues	6,113	6,310	3.2
Total mobile revenues	48,550	49,502	2.0

Total revenues	81,835	80,801	(1.3)

EBITDA	41,731	42,330	1.4
Investments in tangible and intangible assets	3,576	4,984	39.4

Revenues in CBU decreased by 2.3% year over year driven by lower fixed line and mobile voice revenues, partly compensated by higher TV as well as higher mobile Internet and equipment revenues.

Fixed line voice-retail revenues experienced a decline mainly due to lower subscription fee revenues resulting from the decrease in the average number of fixed lines. The decrease was also due to lower outgoing traffic revenues due to loss of lines, lower usage and price discounts reflecting unfavorable economic environment and also competition with VoIP and VoCable operators.

Internet revenues slightly decreased by 0.5% in 2010 compared to 2009 as the effect of lower prices forced by fierce competition mainly from cable and mobile operators was almost offset by the increase in broadband subscriber base. The migration towards double- and triple-play packages also had negative effect on blended ARPU level.

The decreases in fixed line voice and Internet revenues were partly compensated by higher satellite TV and IPTV revenues driven by a larger customer base. The satellite TV customer base increased to 254,188 by the end of December 31, 2010 from 156,142 a year earlier and by December 31, 2010, the number of IPTV customers increased by 84.4%. These increases were partly offset by lower Cable TV revenues influenced by lower ARPU and decreased customer base.

Mobile revenues remained stable year over year as lower voice-retail revenues attributable to lower outgoing tariff levels were largely offset by higher MOU. Voice-wholesale traffic revenues also declined driven by the decrease in termination fees from January 2010 and December 2010. These decreases were compensated by higher non-voice revenues in line with wider usage of mobile Internet and by the increase in equipment revenues.

EBITDA of the CBU remained stable as lower total revenues and higher payments to agents and other subcontractors were offset by declining voice-related payments and employee-related expenses.

The significant decrease in investments in tangible and intangible assets is mainly due to lower investments related to satellite TV service.

BBU

BBU provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

HUF millions	Year ended Dec 31, 2009	Year ended Dec 31, 2010	Change (%)
Voice revenues	23,492	19,039	(19.0)
Other fixed line revenues	25,850	24,245	(6.2)
Total fixed line revenues	49,342	43,284	(12.3)

Voice revenues	44,055	40,284	(8.6)
Non-voice revenue	13,608	14,296	5.1
Other mobile revenues	10,662	9,027	(15.3)
Total mobile revenues	68,325	63,607	(6.9)

SI/IT revenues	53,322	52,380	(1.8)

Total revenues	170,989	159,271	(6.9)

EBITDA	80,307	72,161	(10.1)
Investments in tangible and intangible assets	2,905	3,314	14.1

HUF millions	3 months ended Dec 31, 2009	3 months ended Dec 31, 2010	Change (%)
Voice revenues	5,513	4,478	(18.8)
Other fixed line revenues	6,699	6,422	(4.1)
Total fixed line revenues	12,212	10,900	(10.7)

Voice revenues	10,713	9,663	(9.8)
Non-voice revenue	3,467	3,669	5.8
Other mobile revenues	3,633	3,555	(2.1)
Total mobile revenues	17,813	16,887	(5.2)

SI/IT revenues	17,466	14,940	(14.5)

Total revenues	47,491	42,727	(10.0)

EBITDA	19,876	17,636	(11.3)
Investments in tangible and intangible assets	778	1,038	33.4

Total revenues of BBU decreased by 6.9% in 2010 as compared to 2009 primarily driven by lower fixed line and mobile voice revenues together with lower data and SI/IT revenues, partly compensated by higher mobile non-voice and TV revenues.

Fixed line voice-retail revenues decreased reflecting the erosion both in the customer base and traffic. Other fixed line revenues declined as a result of lower fixed line data revenues influenced mainly by decreased prices due to fierce competition and a lower number of subscribers.

Mobile voice revenues decreased by 8.6% year over year predominantly due to lower voice-retail revenues as a result of lower average per minute fee, partly compensated by higher average customer base and increased MOU. Lower voice-wholesale revenues reflect the regulation impact on termination fees. Other mobile revenues also declined resulted primarily from lower TETRA-related revenues at Pro-M. These decreases were partially offset by higher non-voice revenues driven by higher Internet revenues reflecting increased mobile broadband customer base.

The decrease in SI/IT revenues resulted from lower outsourcing revenues at IQSYS is due to the one-off sale of assets in a finance lease transaction in the first quarter of 2009. At BBU decrease in outsourcing revenues was driven mainly by lower fees in some large government projects. These decreases were somewhat offset by ISH’s revenues after its consolidation within Magyar Telekom Group from  December 2009 and increased infrastructure revenues at KFKI driven by significantly higher revenues from outside partners than from intercompany projects in 2010.

The EBITDA level of BBU decreased by 10.1% year over year. Declining total revenues and higher SI/IT-related payments put a downward pressure on EBITDA but these were somewhat compensated by lower other operating expenses, decreased voice-related payments and lower material cost of equipment sold.

Headquarters

Headquarters is responsible for

i)	headquarters functions (management and support);
ii)	wholesale services;
iii)	shared services (back-office and non-core shared services within the company); and
iv)	our Points of Presence (PoPs) in South-Eastern Europe.

HUF millions	Year ended Dec 31, 2009	Year ended Dec 31, 2010	Change (%)
Voice-wholesale revenues	18,760	15,557	(17.1)
Other fixed line and SI/IT revenues	41,003	34,373	(16.2)
Total fixed line and SI/IT revenues	59,763	49,930	(16.5)

Voice-wholesale revenues	65,668	56,692	(13.7)
Other revenues	18,345	16,391	(10.7)
Total mobile revenues	84,013	73,083	(13.0)

Total revenues	143,776	123,013	(14.4)

EBITDA	(22,888)	(50,886)	122.3
Investments in tangible and intangible assets	5,888	6,379	8.3

HUF millions	3 months ended Dec 31, 2009	3 months ended Dec 31, 2010	Change (%)
Voice-wholesale revenues	4,612	3,888	(15.7)
Other fixed line and SI/IT revenues	9,542	9,307	(2.5)
Total fixed line and SI/IT revenues	14,154	13,195	(6.8)

Voice-wholesale revenues	16,535	13,764	(16.8)
Other revenues	5,519	4,287	(22.3)
Total mobile revenues	22,054	18,051	(18.2)

Total revenues	36,208	31,246	(13.7)

EBITDA	(10,366)	(33,518)	223.3
Investments in tangible and intangible assets	3,293	3,232	(1.9)

The inclusion of secondary revenues and expenses mentioned earlier significantly affects the level of wholesale revenues and expenses of the segments, especially in the case of Headquarters.

Wholesale revenues (both fixed line and mobile) at Headquarters include the wholesale revenues received from other fixed line, mobile and international telecommunications service providers (primary revenues) as well as the secondary revenues charged to CBU and BBU for their interconnection expenses. Similarly, voice-, data- and Internet-related payments of the Headquarters include primary expenses (paid to external parties), as well as secondary expenses transferred to CBU and BBU related to their wholesale revenues.

Total revenues of Headquarters dropped by 14.4% reflecting primarily lower fixed line and mobile voice-wholesale revenues due to lower mobile termination fees from January and December 2010. Lower volume of incoming international minutes, lower average

HUF/EUR rate and declined average EUR settlement rate also led to decreased fixed line incoming international revenues.

EBITDA decreased by 122.3% mainly due to the crisis tax. Lower revenues and higher employee-related expenses also contributed to the EBITDA decline, partly mitigated by lower voice-related payments.

Technology

Technology performs the mobile and fixed network management and development activities as well as IT management.

HUF millions	Year ended Dec 31, 2009	Year ended Dec 31, 2010	Change (%)
Total revenues	10,556	8,287	(21.5)

EBITDA	(47,485)	(43,565)	(8.3)
Investments in tangible and intangible assets	48,989	44,049	(10.1)

HUF millions	3 months ended Dec 31, 2009	3 months ended Dec 31, 2010	Change (%)
Total revenues	2,498	2,175	(12.9)

EBITDA	(14,455)	(12,034)	(16.7)
Investments in tangible and intangible assets	13,238	17,272	30.5

Technology derives its revenues mainly from

i)	provision of internal services to other segments of the company (operation of IT and billing services, support of SAP and other applications);
ii)	provision of IT support, network maintenance and consulting services to subsidiaries; and
iii)	network construction and maintenance services to external parties.

Technology is responsible for the operations and development of both the mobile and fixed network, the costs of which are not transferred to other business units leading to a significant negative EBITDA for this segment.

Improved EBITDA mainly resulted from lower employee-related expenses, lower other operating expenses as well as higher other operating income, partly offset by lower total revenues.

The significant decrease in the investments in tangible and intangible assets resulted mainly from much lower amount spent on the fixed Next Generation Access (“NGA”) network roll-out and also on the development of 3G access network in 2010.

Macedonia

HUF millions	Year ended Dec 31, 2009	Year ended Dec 31, 2010	Change (%)
Total fixed line and SI/IT revenues	36,802	35,194	(4.4)

Total mobile revenues	45,510	42,404	(6.8)

Total revenues	82,312	77,598	(5.7)

EBITDA	42,861	40,248	(6.1)
Investments in tangible and intangible assets	15,320	15,208	(0.7)

HUF millions	3 months ended Dec 31, 2009	3 months ended Dec 31, 2010	Change (%)
Total fixed line and SI/IT revenues	8,522	9,036	6.0

Total mobile revenues	10,463	9,792	(6.4)

Total revenues	18,985	18,828	(0.8)

EBITDA	7,555	9,040	19.7
Investments in tangible and intangible assets	6,974	7,960	14.1

The result of our Macedonian operations in HUF terms was negatively affected by the strengthening of HUF against MKD by 1.5% on average year over year.

Fixed line voice revenues decreased in MKD terms primarily as a result of lower voice-retail revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. This decrease was somewhat mitigated by higher voice-wholesale revenues deriving mainly from higher international incoming revenues due to higher volume of traffic and higher termination fees. Higher Internet revenues were boosted by higher DSL connections reaching 151,218 at December 31, 2010 as compared to 128,368 a year earlier. The increase in TV revenues was due to the enlarging IPTV subscriber base.

Mobile revenues in local currency decreased mainly resulting from lower voice-retail revenues due to lower per minute fees, partly offset by higher average postpaid customer base and increased MOU. Non-voice revenues also decreased as lower data revenues due to SMS promotions were only partly compensated by higher mobile Internet revenues resulting from increased usage. Lower equipment revenues were driven by lower number of handsets sold and decreased average price of handsets. T-Mobile MK had a 51.3% share in the Macedonian mobile market and mobile penetration was 122.8% at the end of December 2010.

EBITDA of our Macedonian operations declined by 6.1% in HUF terms deriving mainly from the decrease in total revenues, while expenses remained almost at the same level.

Montenegro

HUF millions	Year ended Dec 31, 2009	Year ended Dec 31, 2010	Change (%)
Total fixed line and SI/IT revenues	18,214	17,666	(3.0)

Total mobile revenues	16,228	15,208	(6.3)

Total revenues	34,442	32,874	(4.6)

EBITDA	13,736	11,370	(17.2)
Investments in tangible and intangible assets	4,913	4,639	(5.6)

HUF millions	3 months ended Dec 31, 2009	3 months ended Dec 31, 2010	Change (%)
Total fixed line and SI/IT revenues	4,369	4,427	1.3

Total mobile revenues	3,673	3,679	0.2

Total revenues	8,042	8,106	0.8

EBITDA	3,201	2,600	(18.8)
Investments in tangible and intangible assets	2,225	2,904	30.5

Total results of the Montenegrin operations were negatively affected by the unfavorable change of the average HUF/EUR rate year over year.

In EUR terms, total fixed line revenues decreased mainly deriving from lower voice-retail revenues due to significantly lower outgoing traffic as a consequence of mobile substitution and lower voice-wholesale revenues relating to lower volume of terminated and transited international and mobile incoming traffic. These decreases were only partially offset by higher TV revenues (increased IPTV subscriber base) and higher Internet revenues (increased DSL connections).

Mobile revenues determined in EUR decreased primarily as a result of lower voice-retail revenues due to decrease in prepaid revenues as a result of lower customer base and lower price per minute. Declining voice-wholesale revenues reflect lower incoming traffic, partly compensated by increased SMS and MMS interconnection fees. Voice-visitor revenues also declined driven by lower volume of minutes and higher discounts given.

EBITDA of our Montenegrin operations declined by 17.2% expressed in HUF mainly due to lower total revenues and higher employee-related expenses due to severance payments, partly offset by lower voice-related payments and decreased material cost of equipment sold.

6. Property, plant and equipment

Total investments in tangible and intangible assets amounted to HUF 91,762 million in 2010. There have not been any significant individual investments.

7. Borrowings

There has not been any material change in the nature and amount of our borrowings in 2010.

8. Commitments

There has not been any material change in the nature and amount of our commitments in 2010.

9. Contingencies

No provisions have been recognized for the cases described below as management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group, or the amount of the obligation cannot be measured with sufficient reliability. For certain cases described or referred to in this Note and Note 12 information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.

Macedonia

Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.4 bn. The first instance decision in 2010 was in favor of T-Mobile MK, but the plaintiff submitted an appeal, therefore the timing of the final resolution is uncertain.

Makedonski Telekom’s dispute on fixed-to-mobile termination fees

In 2005, Makedonski Telekom changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, ONE, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of ONE as “ungrounded”. This decision of the Agency was appealed by ONE by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 bn, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

Montenegro

Employee salary disputes in Montenegro

In July 2010, the Trade Union of Crnogorski Telekom submitted a claim to increase the salaries by 15.3% for the period between September 2009 and September 2010, based on the clause on minimum wage calculation in the Collective Bargaining Agreement. Management believes that the Trade Union is not entitled to submit such claim and also disagrees to the calculation methodology. There has not been any hearing yet in this case. The potential exposure is HUF 0.8 bn.

10. Related party transactions

There has not been any material change in the nature of our related party transactions in 2010. In 2010, our financial liabilities to related parties decreased.

11. Seasonality

The Group operates in an industry where significant seasonal or cyclical variations in operating income are not experienced during the financial year.

12. Investigations into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.” These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

• intentional circumvention of internal controls;

• false and misleading Company documents and records;

• lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

• lack of evidence of performance; and

• expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor’s Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company’s Montenegrin subsidiary that were the subject of the internal investigation and has requested information from the Company’s Montenegrin subsidiary in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

As previously disclosed, the Company, through its external legal counsel, is engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements.  The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency.  Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs.  The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations. Consequently, the Company has not made any provisions in its financial statements as of December 31, 2010 with respect to the investigations.

Magyar Telekom incurred HUF 2.3 bn expenses relating to the investigations in 2010, which are included in other operating expenses of Group Headquarters.

13. Lawsuits by minority shareholders

Extraordinary General Meeting (“EGM”), June 2009

As previously disclosed, on July 29, 2009 two minority shareholders filed a law suit against the Company, requesting that the resolutions passed by the EGM on June 29, 2009 be rendered ineffective. On August 31, 2009, the Court of Registry registered the merger of T-Kábel Magyarország Kft. and Dél-Vonal Kft. into Magyar Telekom Nyrt. (with the effective date of September 30, 2009), and all the other changes required by the resolutions passed by the EGM.

The Court of first instance rejected the claim of the minority shareholders in its judgment announced on June 16, 2010. The plaintiffs appealed the court’s decision and requested that the first instance decision be reversed. The Metropolitan Court of Appeal, in its final judgment announced on January 18, 2011, upheld the first instance judgment, as requested by the Company. Accordingly, the judgment rejecting the claim became binding. This judgment of the Metropolitan Court of Appeal is non-appealable.

Annual General Meeting, April 2010

As previously also disclosed, two Hungarian minority shareholders have filed a lawsuit against the Company, requesting the Court to render ineffective the resolutions passed by the general meeting on April 7, 2010. These two shareholders have previously brought lawsuits challenging resolutions passed by Magyar Telekom’s shareholders at previous general meetings, as previously disclosed by the Company.

On October 29, 2010, the Metropolitan Court announced its first instance judgment rejecting the minority shareholders’ claim. The above mentioned first instance judgment is not final and binding as the plaintiffs submitted an appeal against it.

Magyar Telekom disagrees with the lawsuit initiated by the minority shareholders and will vigorously defend against the claims.

We cannot fully exclude that the Company will be required to take other corporate actions in connection with the shareholders’ suits above. Also, we cannot provide any assurance that these matters would not have other adverse effects on the Company that are not currently foreseen.

14. Termination of three service level agreements (SLAs) regarding customer care

As previously disclosed in May 2008, a lawsuit was launched against the Company as a result of the termination by the Company of its agreements for the operation of the Company’s call centers. The plaintiffs to this lawsuit include companies in which the two minority shareholders party to the lawsuit described above have business interests. On October 28, 2010, the Metropolitan Court held in its first instance interim judgment that, among other things, the Company is liable in connection with the termination of the agreements, while it rendered no decision as to the amount of the claim. The Company believes that the claim is unfounded, and the Company has appealed the interim judgment. If, despite the appeal, the decision on the Company’s liability becomes final and binding, the lawsuit may continue as to the amount of the claim.

15. Significant events between the end of 2010 and the publishing of the “Interim management report”

There have not been any significant events.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, February 24, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: February 24, 2011